

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 972-8-938-2880

February 3, 2011

Ron Giladi
Chief Financial Officer
Sapiens International Corporation N.V.
Rabin Science Park
PO Box 4011
Nes Ziona 74140 Israel

> **Re: Sapiens International Corporation N.V.
> Form 20-F for the Fiscal Year Ended December 31, 2009
> Filed April 29, 2010
> File No. 000-20181**

Dear Mr. Giladi:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Barbara Jacobs
Assistant Director